UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)

BUSINESS DEVELOPMENT SOLUTIONS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001
(Title of Class of Securities)

12325D 10 4
(CUSIP Number)

Shu Keung Chui
c/o Suzhou EZTripMart Business Services Co., Ltd.
20/F, 200 Taicang Rd.
Shanghai, 200020
People's Republic of China
(+86) 21-6328-4904
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2009
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

(Continued on following pages)

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Shu Keung Chui

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
NA

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,730,934

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
12,730,934

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,730,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
79.02%

14	TYPE OF REPORTING PERSON

IN

Item 1.         Security and Issuer.

The name of the issuer is Business Development Solutions, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 20/F, 200 Taicang Rd., Shanghai, 200020, People’s Republic of China. This statement relates to the Company’s common stock, $0.00001 par value per share (the “Common Stock”).

Item 2.         Identity and Background.

(a)-(f).  This Schedule 13D/A is being filed by Mr. Shu Keung Chui, a citizen of the Hong Kong (the “Reporting Person”).  The principal address of the Reporting Person is 20/F, 200 Taicang Rd., Shanghai, 200020, People’s Republic of China. The Reporting Person is Chairman, President and Chief Executive Officer of the Company.

During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

Prior to June 16, 2009, the Reporting Person was deemed to beneficially hold an aggregate of 13,447,802 shares of the Company’s Common Stock (the “Shares”).  This Amendment No. 2 to Schedule 13D (“Schedule 13D/A”) was filed to reflect the disposition of 716,868 shares of the Company’s Common Stock in the aggregate, as a gift to Sam Yuen Yee Lau and Jiaxi Shao (the “Transferees”) and not the acquisition by the Reporting Person of any shares of the Company’s Common Stock.

The transfer of the Shares to the Transferees is an irrevocable gift by the Reporting Person to the Transferees.  The Reporting Person did not receive any consideration or other compensation for the gift.

Item 4.         Purpose of Transaction.

The Reporting Person holds his remaining 12,730,934 shares of the Company’s Common Stock directly, solely for investment purposes.  The Reporting Person has no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

Except as set forth in this Schedule 13D/A, the Reporting Person has made no proposals and has not entered into any agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)

As of the date of this statement, the Reporting Person is the beneficial owner of 12,730,934 shares of the Company’s Common Stock, representing 79.02% of the outstanding shares.  The Reporting Person does not own any other securities of the Company.

(b)

The Reporting Person has the sole power to vote and dispose of 12,730,934 shares.

(c)

Other than his disposition of shares of the Company’s Common Stock on June 16, 2009 explained in Item 3 above, the Reporting Person did not effect any transactions in the Company’s securities within the past 60 days.

(d)

Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)

Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.         Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2009

/s/ Shu Keung Chui
     Shu Keung Chui